DEFENSE INDUSTRIES INTERNATIONAL, INC.
P.O.Box 779
Ashkelon, 78101 ISRAEL
Tel: ++972-8-6891611
Fax: ++972-8-6899287
e-mail: dfns@defense-industries.com

October 29, 2007

Mr. William Thompson
Branch Chief
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 6010
Washington, D.C. 20549-3561

Re:	Defense Industries International, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 9, 2007 Form 10-QSB for Fiscal Quarter Ended March 31, 2007 File No. 0-30105

Dear Mr. Thompson:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Ms. Tsippy Moldovan, dated September 27, 2007 (the “Comment Letter”), with respect to the Form 10-KSB for Fiscal Year Ended December 31, 2006 filed with the Commission on behalf of the Company on April 9, 2007 and Form 10-QSB for Fiscal Quarter Ended March 31, 2007 filed with the Commission on behalf of the Company on May 15, 2007.

        We acknowledge that:

—	we are responsible for the accuracy of the disclosure in its filings;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State

Kind regards

/s/ Joseph Postbinder
Joseph Postbinder
Chief Executive Officer and Chairman of the Board of Directors

www.defense-industries.com